Via Facsimile and U.S. Mail
Mail Stop 4720

March 10, 2010

Stephen Anderson
Chief Financial Officer and Secretary
OncoGenex Pharmaceuticals, Inc.
1522 217th Place SE, Suite 100
Bothell, WA 98021

Re: OncoGenex Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Definitive Proxy Statement filed on Schedule 14A
File Number: 033-80623

Dear Mr. Anderson,

    We have completed our review of your Form 10-K and related filings have no further comments at this time.

Sincerely,

Gus Rodriguez
Accounting Branch Chief